UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

IES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0542208
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5433 Westheimer Road Suite 500 Houston, Texas 77056	77056
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Preferred Stock	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On November 8, 2016, the Board of Directors (the “Board”) of IES Holdings, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”). The dividend is payable to the stockholders of record as of the close of business on November 18, 2016. Each Right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Preferred Stock”), of the Company at a price of $79.30 (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in that certain Tax Benefit Protection Plan Agreement (as the same may be amended from time to time, the “Rights Agreement”) dated as of November 8, 2016, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

The Board adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (the “NOLs”) to reduce potential future federal income tax obligations. The Company has experienced and continues to experience substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses in certain circumstances to effect any current and future earnings and thus reduce the Company‘s federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Internal Revenue Code of 1986, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

Distribution Date; Acquiring Persons, Transfer of Rights.

Initially, the Rights will be attached to all Common Stock certificates (or book entry shares) representing shares then outstanding, and no separate Right Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) and (ii) ten (10) business days following the commencement of, or the first public announcement of a person’s intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of Common Stock. The definition of Acquiring Person excludes any Exempt Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempt Transaction (as defined below). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or book entry shares in respect of the Common Stock) and will be transferred with and only with such Common Stock certificates (or book entry shares in respect of the Common Stock), (ii) new Common Stock certificates (or book entry shares in respect of the Common Stock) after the Record Date will contain a notation incorporating the Rights Agreement by reference and, with respect to any uncertificated book entry shares issued after the Record Date, proper notice will be provided that incorporates the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common stock (or book entry shares of Common Stock) outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or book entry shares.

As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. Thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Exempt Persons

The following persons are “Exempt Persons” as defined under the Rights Agreement:

(i) Any person who, together with its affiliates and associates, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common stock outstanding on November 8, 2016 will be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of securities representing a percentage of the outstanding Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Common Stock beneficially owned by such person at any time since November 8, 2016, excluding increases in percentage ownership of Common Stock attributable to any (x) grant or adjustment of an equity compensation award to such person by the Company or (y) repurchase or redemption of Common Stock by the Company.

(ii) In addition, any person who, together with its affiliates and associates, becomes the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock then outstanding because of a reduction in the number of outstanding shares of Common Stock as the result of a purchase of Common Stock by the Company or any of its subsidiaries will also be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner, of a percentage of the outstanding Common Stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the Common Stock, excluding increases in percentage ownership of Common Stock attributable to any (x) grant or adjustment of an equity compensation award to such person by the Company or (y) repurchase or redemption of shares of Common Stock by the Company.

(iii) In addition, any person who, together with its affiliates and associates, is the beneficial owner of Common Stock, options and/or warrants exercisable for shares of Common Stock representing 4.95% or more of the outstanding Common Stock, and whose beneficial ownership is determined by the Board, in its sole discretion, (x) not to jeopardize or endanger the unrestricted availability to the Company of its tax benefits or (y) to be in the best interests of the Company, will be an “Exempt Person.” However, any such person shall no longer be treated as an Exempt Person and will be deemed an Acquiring Person if (A) such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Common Stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the Common Stock, excluding increases in beneficial ownership of Common Stock attributable to any (I) grant or adjustment of an equity compensation award to such person by the Company or (II) repurchase or redemption of Common Stock by the Company, or (B) the Board, in its sole discretion, determines that such person’s Beneficial Ownership (together with its affiliates and associates) may jeopardize or endanger the unrestricted availability to the Company of its tax benefits or not be in the best interests of the Company.

A purchaser, assignee or transferee of shares of Common Stock (or options or warrants exercisable for Common Stock) from an Exempt Person will not thereby become an Exempt Person, except that a transferee who receives Common Stock as a bequest or inheritance from the estate of an Exempt Person shall be an Exempt Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock.

Exempt Transactions

The following transactions shall be “Exempt Transactions” under the Rights Agreement: any transaction that the Board determines, in its sole discretion, is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the Board prior to the date of such transaction, including, without limitation, if the Board determines that (i) neither the beneficial ownership of shares of Common Stock by any person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the unrestricted availability to the Company of the Company’s tax benefits or (ii) such transaction is otherwise in the best interests of the Company. In granting an exemption for an “Exempt Transaction,” the Board may require any person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject the person to such conditions as the Board may determine in its sole discretion, including that any such violation shall result in such person becoming an Acquiring Person.

Exercisability; Expiration

The Rights are not exercisable until the Distribution Date and will expire on the earliest of (i) the close of business on December 31, 2021, (ii) the close of business on December 31, 2019, if stockholder approval of the Rights Agreement has not been received by or on such date, (iii) the repeal of Section 382 of the Code and any successor statute or any other change of law if, as a result of such change of law, the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, and (iv) the beginning of the first taxable year of the Company to which the Board determines that certain tax benefits may not be carried forward. At no time will the Rights have any voting power.

If, an Acquiring Person becomes the beneficial owner of 4.95% or more of the outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $85.00 per Right, each Right distributed in respect of shares of Common Stock not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $170.00 worth of Common Stock (or other consideration, as noted above) for $85.00. If the Common Stock at the time of exercise had a market value per share of $10.00 per share, the holder of each valid Right would be entitled to purchase 17 shares of Common Stock for $85.00.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event the Rights are redeemed.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Exchange

At any time after the Stock Acquisition Date, the Board may exchange the Rights (other than Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one (1) share of Common Stock per Right (subject to adjustment).

Redemption

At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon action by the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendments

Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2016.

ITEM 2.	EXHIBITS.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which documents have been filed with the Securities and Exchange Commission.

Exhibit Number	Description of Exhibit

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 28, 2013).

4.1	Tax Benefit Protection Plan Agreement by and between IES Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of November 8, 2016, including the form of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A and B, respectively (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed November 8, 2016).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IES HOLDINGS, INC.

Date: November 8, 2016	/s/ Gail Makode
Gail Makode
Senior Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 28, 2013).

4.1	Tax Benefit Protection Plan Agreement by and between IES Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of November 8, 2016, including the form of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A and B, respectively (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed November 8, 2016).